Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

		Year Ended December 31,
	Three Months Ended March 31, 2009	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges	(a)	(a)	1.31	4.51	(a)	4.30
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For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest).  “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(a) In the three months ended March 31, 2009 and the years ended December 31, 2008 and 2005, earnings were inadequate to cover fixed charges by approximately $50.0 million, $3.8 million and $11.7 million, respectively.  The shortfall for the three months ended March 31, 2009 was principally the result of a non-cash natural gas and oil property impairment charge of $63.8 million.  The shortfall for the year ended December 31, 2008 was principally the result of a non-cash natural gas and oil property impairment charge of $58.9 million.  The shortfall for the year ended December 31, 2005 was principally the result of a non-cash unrealized loss on derivative contracts of $18.8 million.